UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

THEDIRECTORY.COM, INC.

(Exact name of registrant as specified in its charter)

Utah (State or other jurisdiction of incorporation or organization)	33-0052057 (I.R.S. Employer Identification No.)
15100 Hutchison Rd., Suite 125 Tampa, Florida (Address of principal executive offices)	33625 (Zip Code)
(727) 417-7807
(Registrant’s telephone Number, including area code) Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.001 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “small reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ ]	Smaller reporting company [ ]

The registrant is as an “emerging growth company”   under the provisions of the Jumpstart our Business Startups Act. For implications of our status as an “emerging growth company,” please see “Jumpstart our Business Startups Act” preceding Item 1, “Risk Factors” in Item 1A and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 2 of this registration statement.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This registration statement contains forward-looking statements as defined under the federal securities laws. All statements other than statements of historical facts included in this registration statement regarding our financial performance, business strategy and plans and objectives of management for future operations and any other future events are forward-looking statements and based on our beliefs and assumptions. Words such as “may,” “will,” “expect,” “might,” “believe,” “anticipate,” “intend,” “could,” “estimate,” “project,” “plan,” and other similar words are one way to identify such forward-looking statements. Actual results could vary materially from these forward-looking statements. Such statements reflect our current view with respect to future events and are subject to certain risks, uncertainties, and assumptions including, without limitation, those risks and uncertainties contained in the Risk Factors section of this registration statement. Although we believe that our expectations are reasonable, we can give no assurance that such expectations will prove to be correct. Based upon changing conditions, any one or more of these events described herein as anticipated, believed, estimated, expected or intended may not occur. All prior and subsequent written and oral forward-looking statements attributable to our Company or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement. We do not intend to update any of the forward-looking statements after the date of this registration statement to conform these statements to actual results or to changes in our expectations, except as required by law.

 Challenges of a Public Reporting Company

We will face several material challenges of operating as a public reporting company and we expect to incur significant costs and expenses applicable to us as a public company. We anticipate that our ongoing costs and expenses of complying with our public reporting company obligations will be approximately $200,000 to $250,000 annually which we expect to pay for out of our earnings and financing efforts during the next twelve months from the date of this registration statement and after that time period, from our revenues. We must structure, establish, maintain and operate our Company under corporate policies designed to ensure compliance with all required public company laws, rules, regulations, including, without limitation, the Securities Act of 1933, the Securities Act of 1934, the Sarbanes-Oxley Act of 2002, the Foreign Corrupt Practices Act and the respective rules and regulations promulgated hereunder. Some of our more significant challenges of being a public reporting company will include the following:

•	We will have to carefully prepare and file in the format mandated by the SEC all periodic filings required by the Securities Exchange Act of 1934 (Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and interim reports of material significant events on Form 8-K), as well as insider reporting compliance for all officers and director under Section 16 of the Securities Exchange Act of 1934 on Forms 3, 4, and 5;

•	In addition to auditing our annual financial statements and maintaining our books and records in accordance with the requirements of the Securities Act of 1934, we will have to prepare and submit our accounting controls and procedures for audit in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, which requires increased corporate responsibility and accountability;

•	We will have to assure that our board committee charters, corporate governance principles, Board committee minutes are properly drafted and maintained;

•	We will have to carefully analyze and assess all disclosures in all forms of public communications, including periodic SEC filings, press releases, website postings, and investor conferences to assure legal compliance;

•	We will have to assure corporate and SEC legal compliance with respect to proxy statements and information statements circulated for our annual shareholder meetings, shareholder solicitations and other shareholder information events;

•	We will have to assure securities law compliance for all equity-based employee benefit plans, including registration statements and prospectus distribution procedures;

•	We will have to continuously analyze the specific impact on our Company of all significant SEC initiatives, policies, proposals and developments, as well as assess the rules of Public Company Accounting Oversight Committee on governance procedures of Company and our audit committee;

•	We will have to comply with the specific listing requirements of a stock exchange if we qualify and apply for such listing;

•	Our director and officer liability-insurance costs will increase as a public company;

•	We will have to engage and interface with a transfer agent regarding issuance and trading of our common stock, which may include Rule 144 stock transfer compliance matters; and

•	We will incur additional costs for legal services as a function of our needs to seek guidance on securities law disclosure questions and evolving compliance standards.

We have assigned a high priority to corporate compliance and our public company reporting obligations, however, there can be no assurance that we will have sufficient cash resources available to satisfy our public company reporting and compliance obligations. If we are unable to cover the cost of proper administration of our public company compliance and reporting obligations, we could become subject to sanctions, fines and penalties, our stock could be barred from trading in public capital markets and we may have to cease operations.

Item 1. Business.

Corporate Information

We incorporated under the laws of the State of Utah in June 1983 as Teal Eye, Inc. Subsequently, in 1984, we merged with Terzon Corporation and changed our corporate name to Terzon Corporation. In September 1984, we changed our name to Candy Stripers Candy Corporation, Inc. and engaged in the business of manufacturing and selling candy and gift items to hospital gift shops across the country. In 1986, we ceased the candy manufacturing operations and filed for Chapter 11 bankruptcy protection. After emerging from bankruptcy in 1993, we remained dormant until we changed our name to Piedmont, Inc. on January 6, 1998. On May 31, 2003, we changed our name to US Biodefense, Inc.

On August 7, 2006, we completed the acquisition of Emergency Disaster Systems, Inc., a California corporation. Emergency Disaster Systems was engaged in the business of disaster mitigation and emergency preparedness. We purchased a 100% interest in Emergency Disaster Systems for $25,000 in cash. On September 24, 2007, we distributed all of the shares of Emergency Disaster Systems stock to our shareholders on a pro rata basis and thus exited that business.

Effective January 10, 2008, we experienced a change in control as the result of a series of transactions. Effective on that date, we executed an employment agreement with Scott Gallagher, pursuant to which he was appointed our Chief Executive Officer and Chairman of our Board of Directors, positions which he still holds today. Simultaneously, the former Chairman, David Chin, resigned as an officer and director of our Company leaving Mr. Gallagher as our sole director. As a result of these transactions, Mr. Gallagher assumed control of our Company.

On April 4, 2008, we acquired 100% of the assets of Elysium Internet, Inc., a direct navigation Internet media company, in exchange for stock and a $1,500,000 promissory note to FTS Group, Inc. In 2008, we filed an Amended and Restated Articles of Incorporation, and effective July 28, 2008, changed our name to Elysium Internet, Inc. Our Chairman and Chief Executive Officer, Mr. Gallagher, also served as the chairman and chief executive officer of FTS Group, Inc. In May 2011, we changed our name to TheDirectory.com, Inc., which we believe more accurately reflects our current business operations.

Our principal executive offices are located at 15100 Hutchison Rd., Suite 125, Tampa, Florida 33625, and our telephone number is (727) 417-7807. Our fiscal year end is November 30. Our website is www.TheDirectory.com. We do not intend for information on our website, or other websites notated in this registration statement, to be incorporated into this registration statement.

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Our Business

We are an online local search and directory company. We own and operate a network of online local business directories and city guides, which provide business listings, directory information, and user generated reviews to consumers who are searching online for services from local businesses.

Consumers can access any website in our network and receive free local search results, generated according to the consumer’s search queries, which can include geographic area, zip code, and city name, for listings of business professionals, providers and contractors in the consumer’s respective community. Our search results consist primarily of local business listings that we aggregate, index and distribute over our network using our sophisticated technology platform. We generate revenue from subscriptions paid by our subscribers to list on our city guides or directories, and from third party ads placed alongside our search results, which include pay-per-click, pay-per-call, and display (banner) ad units. We also receive revenue from ad products and certain advertising and identity management services rendered for small- and medium-sized businesses, or SMBs.

Our goal is to help SMBs reach local customers through our platform of comprehensive business profiles and listings, which we call “The Directory.” We use search technology, optimization and innovative site features to connect consumers with the most relevant local business professionals, providers and contractors in their respective geographic area. We provide direct 365/24/7 access, free of charge for consumers, to certain local business information in the form of business profiles and listings, and our content is provided by our paid subscribers. Our flagship website and primary local business search engine is www.TheDirectory.com . Our network of directories and city guides generate approximately 6 million unique visitors each month, and we believe TheDirectory.com has the ability to become a leading brand in the local business search space. It is our goal that the website’s descriptive name, “The Directory,” and the extensive reach of our network of vertical directories become synonymous as a network for consumers to find information on local businesses.

We also operate several targeted vertical directories and city guides, including, among others:

•	www.Chiropractor.net"

•	www.Therapists.net

•	www.PodiatristProfiles.com

•	www.Dietitians.net

•	www.DentistAppointments.com

•	www.HelloLocal.com

•	www.HelloOperator.com

•	www.HelloNewYorkCity.com

Each website is intended to serve as a source of targeted local business information for their respective industry. We believe that by owning and operating these important domain names, we control websites which can become a targeted Internet destination and widely used alternative to find local businesses on the Internet due to their descriptive, memorable Internet domain name.

We launched TheDirectory.com in November 2010. In October 2013, we acquired one of the largest online city guide networks in the world, Hyper-Local(TM) City Guide Network. This network of more than 1,500 city guides reaches over 6 million unique visitors per month. The city guides are branded under the www.HelloNetwork.com brand. We now own and operate a ‘Hello’ branded city guide site for every major market in the United States, including New York City, Los Angeles, Chicago, and several international markets including Paris, Dublin, Tokyo, Sydney and Toronto. We generate revenue from business listings and advertisements placed on the Hyper-Local(TM) City Guide Network, similar to TheDirectory.com.

Industry Overview

The Local Search Market

According to a report by BIA/Kelsey, an independent market researcher and trusted advisor to media and technology companies, U.S. Online/Interactive/Digital advertising revenue is expected to increase from $21.2 billion in 2011 to $38.1 billion by 2016. Digital media is defined as advertising delivered to consumers through mobile, Internet or other electronic methods, and continues to gain traction with local advertisers. Our Company specializes in “local search,” which is defined as searches for products, services and businesses within a geographic region and has become an increasingly significant segment of the online advertising industry. Local search allows consumers to search for local businesses’ products or services by including geographic area, zip code, city and other geographically targeted search parameters in their search requests, such as by entering “podiatrist” in “Tampa, Florida” in the search field. The BIA/Kelsey report further stated that, local search will grow faster than the overall search market from $5.7 billion in 2011 to $10.2 billion in 2016 for a compound annual growth rate of 12.1%.

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Why Local Search Matters

Consumers who conduct local searches on the Internet (“local searchers”) tend to convert into buying customers at a higher rate than other types of Internet users. As a result, advertisers often pay a significant premium to place their ads in front of local searchers on websites like www.TheDirectory.com or our vertical directories like www.Chiropractor.net. Additionally, SMBs that would not normally compete at the national level for advertising opportunities are increasingly engaging in and competing for local advertising opportunities, including local search and mobile search, to promote their products and services.

The Local SMB Advertising Market

Small- and medium-sized businesses, or SMBs, serving local markets represent significant economic activity, control substantial purchasing power and address the needs of hundreds of millions of consumers. These SMBs include businesses and professionals such as lawyers, physicians, car dealers, dentists, plumbers, florists, and therapists. To generate and sustain their businesses, SMBs spend money to market their services and to acquire, maintain and retain customers, and the associated expenditures are critical components of the operating budget for many SMBs, particularly given the potential value of each customer over the lifetime of the relationship. For example, a new dental patient may generate several hundred dollars in revenue during the customer’s first visit, thousands of dollars in subsequent visits and make referrals to friends and family that generate significant additional revenue. In addition to their customer acquisition efforts, increasingly SMBs are looking for platforms that enable them to transact with their customers online. These efforts to manage the entire customer experience online—from lead generation to transaction execution to overall customer management—are key to the success of SMBs.

Over the past decade, the local advertising market for SMBs and other local businesses has undergone rapid and fundamental changes. The delivery and consumption of local advertising, like all media, is becoming increasingly fragmented and digitized. Many consumers who used to search for a local business in the Yellow Pages or the local newspaper are now going online and searching on Google, checking reviews on Yelp and Citysearch, buying coupons on Groupon and LivingSocial, and asking their friends for their opinions through Facebook and Twitter. We aim to address the unique needs of the SMB and re-create the simplicity and effectiveness with which SMBs have traditionally purchased offline advertising as they transition into online and digital media advertising. Ultimately, our goal is to drive traffic to our subscribers’ websites and gain exposure for SMBs that they would not have been able to have on their own.

Our Strategy

We believe that we are in the early stages of a large and long-term business opportunity presented by the shift of local and national marketing budgets away from traditional media outlets including the Yellow Pages, newspapers and radio to Internet and digital media formats. Our strategy for pursuing this opportunity includes the following key components:

•	Increase growth drivers to TheDirectory.com . We are focused on the expansion of both our consumer outreach, the number of consumers who use our network of directories and city guides, and the monetization of that reach, how much ad revenue we generate from those users. We also aim to increase the number of SMB customers listing on TheDirectory.com network.

•	Optimize monetization of our network . As an ongoing initiative, we continuously look to optimize our ability to monetize the traffic reaching our websites.

•	Consolidate and integrate the highly fragmented local search space . Other than the major search engines like Google, Inc., Yahoo, Inc., and Microsoft Corporation’s Bing, the local search space remains highly fragmented with no clear market leader. Over the coming years as our Company and our capabilities grow, we plan to consolidate key websites into selected vertical directories under our brand TheDirectory.com to create, what we believe, will be the leading local search destination in the United States.

Our Business Model

We currently operate TheDirectory.com under a “Build, Buy or Partner” business model. We believe focusing our management’s attention on forming strategic partnerships and acquisitions will allow us to create a profitable, sustainable enterprise over both the short and long term. The “partner” pillar of our business model allows us the flexibility to partner with industry leading technology companies and integrate their best in class products and services into our core local business offerings without incurring the significant development expenses and uncertainty associated with creating new products. By partnering with companies and not attempting to build our own products in certain instances, we gain a certain level of flexibility to diversify our product offering as technology and techniques change. Going forward, we expect to grow our business by making strategic acquisitions and opportunistically acquiring and building new online destinations in key vertical categories.

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Principal Products and Services

Our business revolves around two key initiatives: building out our local search platform known as TheDirectory.com, of which we have several member directories including our recent acquisition of the Hyper-Local(TM) City Guide Network, and assisting SMBs acquire, maintain and retain customers using technology and the Internet.

Local Search Platform

Our Company is focused on building Internet destinations where consumers can obtain targeted information about local businesses. We developed our local search platform, TheDirectory.com, as a network that focuses on connecting local businesses with local customers via a custom built user interface that promotes enhanced user actions and engagements. We contract with SMBs to provide their business listing information content on our network. The terms of such agreements vary from subscriber to subscriber based on the services we provide, but the duration of almost all of our agreements is month to month with an option for renewal. We build a professional, detailed business profile for each of our subscribers and market to consumers in the subscriber’s local area. On our network of directories and city guides, consumers can locate relevant search results for local businesses, products and services which translates into new customers for our subscribers. In areas or categories that we do not have direct subscribers, we distribute and monetize listing information supplied from our partners.

Through our local search platform, TheDirectory.com, we are able to provide SMBs with complete transparency and measurability of the results of our advertising and promotion efforts via a set of performance reports they can access from our subscriber portal. These reports provide our subscribers with detailed data including: statistics that show the traffic we drive to the subscriber’s website and social media content; recordings of all calls to the subscriber’s telephone line linked to our directory and the return phone number for the consumer; certain data submitted into forms on the subscriber’s website or directory listing; and fully integrated management of their social media pages and reviews sites like Facebook and Yelp.

We provide some of this data to our clients through partnerships and business relationships we have with industry leading technology companies such as Yext, Duda Mobile, Google and others. We partner with a variety of third party vendors who allow us the capability of providing specific functionality within our local search platform to further track consumers’ visits, including call tracking and recording services. We believe by partnering with third party vendors, the “partner” aspect of our platform, that we have a critical advantage within the fast paced Internet advertising space. By partnering with top technology firms to provide certain functionality instead of building out our own proprietary software products, we gain a level of flexibility related to these integrated products that other companies using proprietary products do not have. Additionally, we eliminate the massive cost and uncertainties typically associated with many development programs.

Small Business Online Advertising

Our other primary initiative, which is also linked to our local search platform, is to help local SMBs acquire, maintain and retain customers using technology and the Internet. We aim to drive traffic to our subscribers’ websites using such techniques as search engine optimization, social media, and customer-driven marketing.

In addition to the design, development and deployment of our subscribers’ business listings and profiles on our local search directories, we provide our customers with an array of services designed to promote, control and enhance their corporate identity and brand management. We specialize in providing a comprehensive suite of online marketing and branding solutions, including search engine marketing, display advertising, Web presence, and online media and social networking products that allow our SMB clients to control and increase their online exposure and identity over websites that cover over 95% of all U.S.-based Internet traffic, including Google, Yahoo!, Bing, Facebook and Twitter. We design, develop and deploy custom-built search engine optimized business websites for our subscribers and helped to manage the site content and site design. We can also design online pay-per-click campaigns for our subscribers, based upon our access to expertise in the area of analyzing and creating relevant keyword and content driven search engine optimized ad campaigns. Utilizing our expertise in the areas of search engine optimization and search engine marketing services, which can be a confusing and complicating space, we can typically drive improved results while saving our subscribers money.

We also assist in the management of our subscribers’ online identity, Internet presence and brand by utilizing a mix of proprietary techniques and third party software products to scan, claim and repair business listings and reviews on hundreds of websites across the Internet that collectively account for more than 95% of all US-based Internet traffic.

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Strategic Partnerships

We make our services available to advertisers and consumers through a combination of our own proprietary technology and commercially available technology from industry leading providers. We believe that it is important that our technologies be compatible with the systems used by our partners. We rely upon third parties to provide hosting services, including hardware support and service and network coordination.

We also partner with third party vendors who offer software products that provide specific functionality within our local search platform to further track consumers’ visits. Such partnerships include:

•	Duda Mobile, a company that focuses on creating mobile optimized websites and mobile marketing products. We have integrated Duda Mobile’s mobile website product into our core service offering to increase our clients’ mobile web presence.

•	Yext, a market-leading location software company that lets businesses update and sync their location data on multiple websites from one place. We offer our clients access to this product to manage their local business listings across the Yext network, which includes such websites that as Facebook and Yelp.

•	Google, the largest Internet search engine. Since Google has for many years controlled the majority of all Internet search, we utilize the Google AdWords, a site-targeted advertising product, as a primary source of traffic acquisition and advertising for our subscribers’ websites as well as our network of Internet directories and city guides. Using the AdWords control panel, we enter keywords, domain names, topics, and demographic targeting preferences (“AdWords”) related to our subscribers and advertisements, and Google then places ads which contain the AdWords on what it determines, based upon its own algorithms, are “relevant” sites within its content network. If domain names are targeted, Google also provides a list of related sites for placement. We may bid on a cost-per-impression (CPM) or cost-per-click (CPC) basis for site targeting. We believe our partnership with Google allows to increase the traffic both to our subscribers’ websites and to our own network of directories and city guides.

We intend to continue to seek out strategic partnerships where we believe the partnership will aid us in our initiative to increase Internet presence and traffic to our network of directories and city guides, and to the websites and social media content of our SMB subscribers.

Competition

The market for local online advertising solutions is intensely competitive and rapidly changing, and with the introduction of new technologies and market entrants, we expect competition to intensify in the future. Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. In addition, many of our current and potential competitors have established marketing relationships and access to larger customer bases.

Our competitors include:

•	Internet Marketing Providers . Our main, direct competitors include national Internet marketing companies such as Reach Local, Inc. and Yodle, Inc., smaller Internet marketing companies located in local markets around the United States, and online directories and city guides, such as Yellowpages.com. Our other competitors, to a lesser degree, include the major search engines, Google, Inc. (“Google”), Yahoo!, Inc. (“Yahoo”), and Microsoft Corporation’s (“Microsoft”) Bing (“Bing”), however, we do not compete on the same scale as those search engines or for the same target audience. Certain of these providers offer their products and services to SMBs through online-only, self-service platforms which can be appealing to certain SMBs. We, however, believe there is a significant number of SMBs, which are generally disinclined to purchase online advertising via self-service platforms, and we provide a valuable service by connecting these large Internet marketing providers with SMBs. We believe that SMBs will continue to enter into the local advertising market, especially in terms of local search, and we are able to provide product offerings that appeal specifically to these types of clients and their unique needs. Although we currently pursue a strategy that allows us to partner with a broad range of websites and search engines, our current and future partners may view us as a threat to their own local advertising services. We believe that the principal competitive factors in our local advertising market are network size, revenue sharing agreements, services, convenience, accessibility, customer service, quality of tools, quality of editorial review and reliability and speed of fulfillment of advertising needs and requirements across the Internet infrastructure.

•	Traditional, Offline Media Companies . We also compete with other online advertising services as well as traditional offline media such as television, radio and print, for a share of businesses’ total advertising budgets. We compete with these companies on the basis of the strength and breadth of our technology platform and product offering and our focus exclusively on Internet advertising. Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our competitors may secure more favorable revenue sharing agreements, devote greater resources to marketing and promotional campaigns, adopt more aggressive growth strategies and devote substantially more resources than we can.

•	Other SMB Marketing Providers . We also compete with technology companies providing online marketing platforms focused on the SMB market such as Angie’s List and Yelp, as well as newer market entrants, such as Groupon and LivingSocial, which are actively focused on new forms of online marketing solutions for SMBs and in some cases building significant direct sales forces.

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The local online search market is still relatively new, and as a result, it is difficult to determine our current market share, or predict our future market share. However, we have a number of competitors with greater experience and resources than we have, including Google, Yahoo and Microsoft, among many others, that have announced an intention to increase their focus on local search with regard to U.S. online advertising.

Additionally, larger companies may implement technologies into their search engines or software that make it less likely that consumers will reach, or execute searches on, TheDirectory.com and less likely to access our subscribers’ sponsored listings. If we are unable to successfully compete against current and future competitors, our operating results will be adversely affected.

Sales and Marketing

We currently have a small in-house sales force consisting of two employees, and continue to rely on contracted commissioned independant sales professionals to assist in the sales of our products and services.

We primarily advertise our products and services on other search engine websites, such as google.com and yahoo.com, by bidding on certain keywords which we believe will drive consumers to TheDirectory.com website. During the year ended November 30, 2013, approximately 55% of the traffic on TheDirectory.com website and our network of vertical directories was acquired through Search Engine Marketing (SEM) campaigns on Google. The remaining traffic was generated organically via search engine optimization. During the year ended November 30, 2013, advertising costs to drive consumers to TheDirectory.com network of websites was $213,258. We are dependent on the advertising we do with other search engines, especially Google and Yahoo, to drive consumers to TheDirectory.com website in order to generate revenue from consumer searches and other actions they may undertake while at TheDirectory.com. If we were unable to advertise on Google or Yahoo, or the cost to advertise on these websites increases, our financial results will suffer. While our strategy is to grow our organic traffic through repeat usage, better content, and increased search engine optimization efforts, we cannot guarantee that these efforts will be successful or that we will not remain dependent on advertising with other search engines to secure the large majority of consumers who visit TheDirectory.com.

We also receive referrals from existing clients, participate in tradeshows, and sent out targeted email campaigns to potential and past clients.

Significant Customers

We primarily sell our products and services to SMBs, advertisers focused on the local market, agencies and resellers. During the year ended November 30, 2013, one customer represented 15.3% respectively, of our net revenues. During the year ended November 30, 2012, no single customer represents more than 10% of our net revenues.

Research and Development

Our research and development efforts are focused on developing new services and enhancing our existing services to provide additional features and functionality that we believe will appeal to our subscribers and consumers. Namely, we have incurred significant expenses in redesigning the user interface of www.TheDirectory.com . During the years ended November 30, 2013 and 2012, our research and development expenses were $10,763 and $25,685, respectively. None of these expenses were borne by our customers.

Intellectual Property

Our success and ability to compete in the local search market sector is dependent in part on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing upon the proprietary rights of others. We rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary technology and information.

On an ongoing basis, we consider trademark registration for some of our product names, slogans and logos in the United States. Our registered U.S. trademarks include: “TheDirectory.com” and “Hyper Local.” We may claim trademark rights in and apply for registrations in the United States for a number of other marks.

As a local search company, Internet domain names for our websites are crucial to the success of our business. We own over 2,000 domain names, including:

•	www.TheDirectory.com

•	www.Chiropractor.net

•	www.PodiatristProfiles.com

•	www.Dietitians.net

•	www.Therapists.com

•	www.HelloLocal.com

•	www.HelloOperator.com

•	www.HelloNewYorkCity.com

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The information on, or accessible through, these websites does not constitute part of, and is not incorporated into, this registration statement.

Government Regulation

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet. Existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, broadband residential Internet access and the characteristics and quality of services. It is not clear or consistent how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet. Unfavorable resolution of these issues may substantially harm our business and operating results.

Our Employees

At November 30, 2013, we employed a total of four employees in the United States, all of which were full-time. We also contract with certain outsourced vendors for programming, graphic design and sales-related activities. We are not a party to any collective bargaining agreements. We believe our relations with our employees are good.

Available Information

Our website is located at www.thedirectory.com. We are not currently required to deliver an annual report to security holders or to file reports with the Securities and Exchange Commission. However, we intend to become a reporting company and to make available on our website, free of charge, copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as applicable and as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission. Our website and the information contained therein or connected thereto are not intended to be incorporated into this registration statement.

Once we become a fully reporting company with the SEC, you may also read and copy any materials we file with the SEC at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Item 1A. Risk Factors.

Risks Related to Our Business

Our limited operating capital could result in us not being able to execute our business plan, thereby preventing our company from reaching profitability and expanding.

We are a relatively young company and our proposed operations are impacted by the risks inherent in a company specializing in local search and SMB online advertising solutions. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the development of a business in competitive industries and multiple economies. The growth of our business will require significant additional investment. We do not presently have adequate cash from operations or financing activities to meet our long-term needs. Additional capital will be needed for long-term growth. If we are unable to raise additional capital in the future, we will not grow as quickly as planned.

We have experienced rapid growth in an emerging market and have a limited operating history, which may make it difficult to evaluate our current business and future prospects.

We commenced operations in late 2010 as an online local search and directory company and have only a limited operating history in the industry, which may make our current business and future prospects difficult to evaluate. We have developed a strategy for taking advantage of what we believe is a shift of local marketing budgets from traditional media formats to digital media formats and our strategy allowed us to grow rapidly. Recently, however, due to the need to upgrade our core local search platform and user interface, our growth rate has slowed and although we have plans to increase our growth, we cannot assure you that our strategy will be successful and that we will be able to increase or stabilize our growth rate. You must consider our business and prospects in light of the risks and difficulties we encounter as an early stage company in the new and rapidly evolving online marketing industry. These risks and difficulties include:

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•	maintaining the effectiveness of The Directory.com network, and adapting our technology to new market opportunities and challenges;

•	competition from existing and new competitors;

•	reaching and maintaining profitability;

•	our limited number of product offerings and services and risks associated with developing and selling new product offerings;

•	continuing to attract new SMB clients, many of whom have not previously advertised online and may not understand the value to their businesses of our products and services; and

•	successfully entering new markets.

Failing to successfully address these challenges or others could significantly harm our business, financial condition, results of operations and liquidity.

We have incurred significant operating losses in the past and may incur significant operating losses in the future.

As of November 30, 2013, we had an accumulated deficit of approximately $8,400,602. We believe our operating expenses will increase in the future as we expand our operations. If our revenue does not grow to offset these increased expenses, we will not be profitable. We also expect that a variety of factors, including increased competition and the maturation of our business, may cause our revenue growth rate to decline in the future, and we cannot assure you that our revenue will continue to grow or will not decline. As a result, you should not consider our historical revenue growth as indicative of our future performance. Furthermore, if our operating expenses exceed our expectations, our financial performance will be adversely affected.

If we do not have the resources necessary to manage growth effectively our business, operating results and financial condition could be materially adversely effected.

We believe that as our business plan is more fully realized, we may experience a period of rapid growth that will result in new and increased responsibilities for management personnel and will place a significant strain upon our management, operating and financial systems and resources. To accommodate any rapid growth and to compete effectively and manage future growth, if any, we will be required to implement and improve our operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage our workforce. Our personnel, systems, procedures and controls might not be adequate to support our existing and future operations. Any failure to implement and improve our operational, financial and management systems or to expand, train, motivate or manage employees could have a materially adverse effect on our business, operating results and financial condition.

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The loss of our chief executive officer could adversely affect our operations and financial performance.

Our success is heavily dependent upon the continued active participation of our Chief Executive Officer, Scott Gallagher. Mr. Gallagher’s efforts are critical to us as we continue to develop our business strategy and product offerings. If we were to lose Mr. Gallagher, we would have difficulty replacing him in a timely manner with an individual who has an equivalent level of experience. Ultimately, the departure of Mr. Gallagher would likely affect our daily operations, the implementation of business strategies, and our financial performance.

We purchase a significant majority of our media from Google, Microsoft and Yahoo! in an auction marketplace. If we are unable to purchase media from any one of these companies, if prices for media significantly increase or if the manner in which the media is sold changes, our business could be adversely affected.

Our success depends on our ability to purchase media from Google, Microsoft and Yahoo! at reasonable prices so that we can provide our clients with a reasonable return on the advertising expenditures they incur through us. We generally purchase this media in an auction marketplace. Increased competition or other factors may cause the cost of the media that we purchase from Google, Yahoo! and Microsoft to rise. In particular, if our expectation that local SMB advertising will increasingly migrate to the Internet is correct, the marketing budget available to bid in these auctions will increase and the price of media may increase substantially. An increase in the cost of media in these marketplaces without a corresponding increase in our media buying efficiency could result in an increase in our cost of revenue as a percentage of revenue even if our business expands. In addition, such an increase could result in an increase in the prices we must charge our clients or a decrease in our ability to fulfill our clients’ service expectations. Furthermore, the Internet search companies that operate these media marketplaces may change the operating rules or bidding procedures in ways that decrease the effectiveness of the technology that we use to optimize our purchases or otherwise prevent us from purchasing media at reasonable prices or at all. Any change in our ability to provide effective online marketing campaigns to our clients may adversely affect our ability to attract and retain clients.

If we do not deliver quality traffic that delivers value for advertisers, then our advertisers and our advertising partners may pay us less for their listing or discontinue listings with us altogether.

For our services to be successful, we need to deliver consumers to advertisers’ websites that are valuable to such advertiser. If we do not meet advertisers’ expectations by delivering quality traffic, then our advertising partners may pay us less per click or cease doing business with us altogether, which may adversely affect our business and financial results. We compete with other web search services, online publishers and high-traffic websites, as well as traditional media such as television, radio and print, for a share of our advertisers’ total advertising expenditures. Many potential advertisers and advertising agencies have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to paid-search. Acceptance of our advertising offerings among our advertisers and advertising partners will depend, to a large extent, on its perceived effectiveness and the continued growth of commercial usage of the Internet. If we experience downward pricing pressure for our services in the future, our financial results may suffer.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for local online advertising solutions is intensely competitive and rapidly changing, and with the emergence of new technologies and market entrants, we expect competition to intensify in the future.

Our competitors include:

•	Internet Marketing Providers . We compete with large Internet marketing providers such as Google, Yahoo! and Microsoft. These providers typically offer their products and services through disparate, online-only, self-service platforms.

•	Traditional, Offline Media Companies . We compete with traditional yellow page, newspaper, television and radio companies that, in many cases, have large, direct sales forces.

•	Other SMB Marketing Providers . We also compete with technology companies providing online marketing platforms focused on the SMB market such as Angie’s List and Yelp, as well as new market entrants, such as Groupon and LivingSocial, which are actively focused on new forms of online marketing solutions for SMBs and, in some cases, building significant direct sales forces.

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Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, and substantially greater financial, technical and other resources and, in some cases, the ability to combine their online marketing products with traditional offline media such as newspapers or the Yellow Pages. These companies may use these advantages to offer products similar to ours at a lower price, develop different products to compete with our current solutions and respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or client requirements. In particular, if major Internet search companies such as Google, Yahoo! and Microsoft decide to devote greater resources to develop and market online advertising offerings directly to SMBs, greater numbers of our clients and potential clients may choose to purchase online advertising services directly from these competitors, particularly if and as the ease of their self-service models increases. In addition, many of our current and potential competitors have established marketing relationships with and access to larger client bases and are heavily investing in recruiting sales personnel, while we have a small in-house sales force and rely primarily on commissioned sales professionals to sell our products and services.

As the market for local online advertising increases, we expect new competitors, business models and solutions to emerge, some of which may be superior to ours. We also believe that the marketplace for online media is more transparent than other media marketplaces. Our competitors may use information available to them to price their products at a discount to the prices that we currently offer. Clients and potential clients might adopt competitive products and services in lieu of purchasing our solutions, even if our online marketing and reporting solutions are more effective than those offered by our competitors, if we are not able to differentiate our products and convince clients that our products are more effective that our competitors’ offerings. For all of these reasons, we may not be able to compete successfully against our current and potential competitors.

Our future success depends in part on our ability to effectively develop and sell additional products, services and features.

We invest in the development of new products and services targeted toward SMBs with the expectation that we will be able to effectively offer them to our clients. We plan to develop or potentially acquire other products and services that address new segments of an SMB’s marketing activities. Our future revenue depends in part on our ability to stay competitive with our product and service offerings. Our ability to develop and launch new products on our expected timelines, or at all, is subject to numerous risks and uncertainties, such as the difficulties of designing complex software products, achieving desired functionality and integrating the new products with our existing technology.

The sale of new or additional features, products and services, the value or utility of which may be different from our current products and services or less easily understood by our clients, may require increasingly sophisticated and costly sales efforts and increased operating expenses, as well as education for our SMB clients. New product launches require the investment of resources in advance of any revenue generation. If new products fail to achieve market acceptance, we may never realize a return on this investment. If these efforts are not successful, our business may suffer. Further, many SMBs have modest advertising budgets. Accordingly, we cannot assure you that the successful introduction of new products or services will not adversely affect sales of our current products and services or that our SMB clients will increase their aggregate spending as a result of the introduction of new products and services.

The impact of worldwide economic conditions, including the resulting effect on our clients’ advertising budgets, may adversely affect our business, operating results and financial condition.

Our performance is subject to worldwide economic conditions and their impact on levels of advertising. We believe that the economic conditions remain challenging, and such conditions have adversely affected our business. To the extent that economic difficulties continue, or worldwide economic conditions materially deteriorate, our existing and potential clients may no longer consider investment in our online marketing solutions a necessity, or may elect to reduce or eliminate advertising budgets. Historically, economic downturns have resulted in overall reductions in advertising spending. In particular, local online advertising solutions may be viewed by some of our existing and potential clients as a lower priority and may be among the first expenditures reduced as a result of unfavorable economic conditions. These developments could cause us to respond by temporarily reducing hiring or taking other measures and could have an adverse effect on our business, operating results and financial condition.

If we fail to increase the number of our clients or retain existing clients, our revenue and our business will be harmed.

Our ability to grow our business depends in large part on maintaining and expanding our client base. To do so, we must convince prospective clients of the benefits of TheDirectory network and existing clients of the continuing value of our products and services. The local search directory industry is relatively new and rapidly evolving, and many prospective clients may not be familiar with the benefits of online marketing. These businesses may generally favor using more traditional methods of local advertising, such as newspapers or print yellow pages directories. In addition, as the online media options for SMBs proliferate, including certain self-service options offered through Google, and our clients become more familiar with such options, we cannot assure you that we will be successful in maintaining or expanding our client base.

SMB marketing and advertising campaigns are often sporadic and difficult to predict, as they may be driven by seasonal promotions or business dynamics, evolving product and service offerings, available budgets and other factors. Some SMBs advertise only periodically, such as to promote sales or special offers. Because we need to address these business considerations of our clients, we do not require clients to enter into long-term obligations to purchase our products and services, most of our contracts are month to month any contract would be for one year with a renewal option. The nature of the business is such that some clients do not renew their campaigns. We must continually add new clients both to replace clients who choose not to renew their advertising campaigns and to grow our business beyond our current client base, which will ultimately grow our revenues. A client’s decision not to renew may be based on a number of factors, including dissatisfaction with our products and services, inability to continue operations and spending levels or because their campaigns were event-driven or otherwise intentionally limited in scope or duration. If our clients increasingly fail to fulfill their contracts or increasingly do not renew their advertising campaigns with us, or if we are unable to attract new clients in numbers greater than the number of clients that we lose, our client base will decrease and our business, financial condition and operating results will be adversely affected.

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Growth may place significant demands on our management and our infrastructure.

We have experienced substantial growth in our business since our inception in 2010. This growth has placed and may continue to place significant demands on our management and our operational and financial infrastructure. As our operations grow in size, scope and complexity, we will need to improve and upgrade our systems and infrastructure to offer an increasing number of clients enhanced solutions, features and functionality. The expansion of our systems and infrastructure will require us to commit substantial financial, operational and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Continued growth could also strain our ability to maintain reliable service levels for our clients, develop and improve our operational, financial and management controls, enhance our reporting systems and procedures and recruit, train and retain highly skilled personnel. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to maintain the necessary level of discipline and efficiency in our organization as it grows, our business, operating results and financial condition would be harmed.

Client complaints or negative publicity about our customer service or other business practices could adversely affect our reputation and brand.

Client complaints or negative publicity about our technology, personnel or customer service could severely diminish confidence in and the use of our products and services. Effective customer service requires significant personnel expense, and this expense, if not managed properly, could significantly impact our operating results. Moreover, failure to provide our clients with high-quality customer experiences for any reason could substantially harm our reputation and our brand and adversely affect our efforts to develop as a trusted provider of online marketing and reporting solutions for the SMB market.

Rapid technological changes may render our online marketing and reporting solutions obsolete or decrease the attractiveness of our solutions to our clients.

To remain competitive, we must continue to enhance and improve the functionality and features of TheDirectory network. The Internet, access to the Internet and the online marketing and advertising industry are rapidly changing. Our competitors are constantly developing new products and services in online marketing and advertising. As a result, we must continue to invest significant resources in order to enhance our existing products and services and introduce new products and services that clients can easily and effectively use. If competitors introduce new solutions embodying new technologies, or if new industry practices emerge, our existing technology may become obsolete. Our future success will depend on our ability to:

•	enhance our existing solutions;

•	develop new solutions and technologies that address the increasingly sophisticated and varied needs of our prospective clients; and

•	respond to technological advances and emerging industry practices on a cost-effective and timely basis.

Developing our online marketing and reporting solutions and the underlying technology entail significant technical and business risks. We may use new technologies ineffectively, or we may fail to adapt our network infrastructure to client requirements or emerging industry practices. If we face material delays in introducing new or enhanced solutions, our clients may forego the use of our solutions in favor of those of our competitors.

We may require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances. If capital is not available to us, our business, operating results and financial condition may be harmed.

We may require additional capital to operate or expand our business. In addition, some of the product development initiatives we have in the early stages of development may require substantial additional capital resources before they begin to generate material revenue. Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we do not have funds available to enhance our solutions, maintain the competitiveness of our technology or pursue business opportunities, we may not be able to service our existing clients or acquire new clients, which could have an adverse effect on our business, operating results and financial condition.

We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our revenue and operating results could vary significantly from quarter-to-quarter and year-to-year because of a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly and annual results include:

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•	seasonal variations in our clients’ advertising budgets and media pricing;

•	the rate at which SMBs migrate their advertising spending to online offerings, including our offerings:

•	the timing and stage of product and technology development;

•	our ability to develop, introduce and manage consumer-facing products and services;

•	our ability to accurately forecast revenue and appropriately plan our expenses;

•	the attraction and retention of qualified employees and key personnel;

•	the effectiveness of our internal controls;

•	our ability to effectively manage our growth;

•	our ability to successfully manage any future acquisitions of businesses, solutions or technologies;

•	interruptions in service and any related impact on our reputation;

•	the effects of natural or man-made catastrophic events; and

•	changes in government regulation affecting our business.

As a result of these and other factors, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance. In addition, our operating results may not meet the expectations of investors.

Risk Factors Related to Third Party Relationships

We are dependent on third-party products, services and technologies; changes to existing products, services and technologies or the advent of new products, services and technologies could adversely affect our business.

Our business is dependent upon our ability to use and interact with many third-party products, services and technologies, such as browsers, data and search indices, and privacy software. Any changes made by third parties or consumers to the settings, features or functionality of these third-party products, services and technologies or the development of new products, services and technologies that interfere with or disrupt our products, services and technologies could adversely affect our business. For instance, if a major search index were to alter its algorithms in a manner that resulted in our content not being indexed as often or appearing as high in its search results, our consumers might not be able to reach and use our content, products and services and our business could be adversely affected. Similarly, if more consumers were to switch their browsers to higher security settings to restrict the acceptance of cookies from the websites they visit, our ability to effectively use cookies to track consumer behavior in our business could be impacted and our business could be adversely affected.

Our ability to deliver reporting and tracking solutions to our clients depends upon the quality, availability, policies and prices of third-party call tracking providers..

We rely on third parties to provide our call tracking and recording services. In the event our primary current provider were to terminate our relationship or stop providing these services, our ability to provide our tracking services could be impaired. We may not be able to find an alternative provider in time to avoid a disruption of our services or at all, and we cannot be certain that such provider’s services would be compatible with our products without significant modifications or cost, if at all. The failure of all or part of our tracking services could result in a loss of clients and associated revenue and could harm our results of operations.

We rely on bandwidth providers, data centers and other third parties for key aspects of the process of providing online marketing solutions to our clients, and any failure or interruption in the services provided by these third parties could harm our ability to operate our business and damage our reputation.

We rely on third-party vendors, including a data center, software as a service, cloud computing Internet infrastructure and bandwidth providers. Any disruption in the services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third-party vendors, which increases our vulnerability to problems with the services they provide. We have experienced and expect to continue to experience interruptions and delays in service and availability for such elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services could negatively impact our relationship with our clients and adversely affect our brand and our business and could expose us to liabilities to third parties.

Risk Factors Related to Intellectual Property and as an Internet Company

The market for Internet and local search advertising services is in the early stages of development, and if the market for our services decreases it will have a material adverse effect on our business, prospects, financial condition and results of operations.

Internet marketing and advertising, in general, and paid-search, in particular, are in the early stages of development. Our future revenue and profits are substantially dependent upon the continued widespread acceptance, growth, and use of the Internet and other online services as effective advertising mediums. Many of the largest advertisers have generally relied upon more traditional forms of media advertising and have only limited experience advertising on the Internet. Local search, in particular, is still in an early stage of development and may not be accepted by consumers for many reasons including, among others, that consumers may conclude that local search results are less relevant and reliable than non-paid-search results, and may view paid-search results less favorably than search results generated by non-paid-search engines. If consumers reject our paid-search services, or commercial use of the Internet generally, and the number of click-throughs on our sponsored listings decreases, the commercial utility of our search services could be adversely affected which could have a material adverse effect on our business, prospects, financial condition and results of operations.

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Failure to adequately protect our intellectual property could substantially harm our business and operating results.

Because our business is heavily dependent on our intellectual property, particularly as it pertains to Internet website domain registration, the protection of our intellectual property rights is crucial to the success of our business. We rely on a combination of intellectual property rights, including trade secrets, copyrights and trademarks, to safeguard our intellectual property. These rights afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our online marketing and reporting solutions, technology, software and functionality or obtain and use information that we consider proprietary. Our proprietary technology is not currently protected by any issued patents, and policing our rights to such technology may, therefore, be difficult.

We have registered “TheDirectory.com” and “Hyper Local” as trademarks in the United States and in certain other countries. Also, trademark protection may not be available, or sought by us, in every country in which our technology and products are available online. Competitors may adopt service names similar to ours, or purchase our trademarks and confusingly similar terms as keywords in Internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to client confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term TheDirectory.com or our other trademarks.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, to protect our patent rights, trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective and could result in substantial costs and diversion of resources and could substantially harm our operating results.

We rely on third-party technology, server and hardware providers, and a failure of service by any of these providers could adversely affect our business and reputation.

We rely upon third-party data center providers to host our main servers and expect to continue to do so. These systems and operations are vulnerable to damage or interruption from human error, floods, fires, power loss, telecommunication failures and similar events. They are also subject to computer viruses, break-ins, sabotage, phishing attacks, attempts to overload our servers with denial of service or other attacks, intentional acts of vandalism and similar misconduct. Despite any precautions we may take, the occurrence of any disruption of service due to any such misconduct, natural disaster or other unanticipated problems at such facilities, or the failure by such facility to provide our required data communications capacity could result in lengthy interruptions or delays in our services. Any system failure or network disruption that causes an interruption or delay in service could impair our reputation, damage our brand name and have a material adverse effect on our business, results of operations and financial condition. In the event that these providers experience any interruption in operations or cease operations for any reason or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against these providers in the event of a failure of service. In the event of certain system failures, we may not be able to switch to back-up systems immediately and the time to full recovery could be prolonged. We also rely on third-party providers for components of our technology platform, such as hardware and software providers, credit card processors and domain name registrars. A failure or limitation of service or available capacity by any of these third-party providers could adversely affect our business and reputation.

We do not have confidentiality agreements with employees, except for Danny Rubino and Dan Cimba, and therefore, we may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology and processes, we rely in part on confidentiality agreements executed with two of our employees, Danny Rubino, our Director of Operations, and Dan Cimba, our Vice President of Sales. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information related to our Company, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

If we fail to detect click-through fraud, we could lose the confidence of our advertisers and advertising partners, thereby causing our business to suffer.

We are exposed to the risk of fraudulent or illegitimate clicks on our sponsored listings. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to revenue for the advertisers. As a result, our advertisers and advertising partners may become dissatisfied with our advertising programs, which could lead to loss of advertisers, advertising partners and revenue.

Our business is subject to complex and evolving U.S. laws and regulations regarding privacy, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations, or otherwise harm our business.

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We are subject to a variety of laws and regulations in the United States that involve matters central to our business, including user privacy, rights of publicity, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, taxation, and online payment services. These U.S. federal and state laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain. These laws and regulations could have a significant impact on online advertising services depending on how these laws and regulations are interpreted and enforced.  It is also clear that the laws and regulations are intending to regulate behavioral targeting, the availability of which could become highly limited are eliminated entirely.

In addition, a number of proposals are pending before federal and state legislative and regulatory bodies that could significantly affect our business. For example, there have been a number of recent legislative proposals in the United States, at both the federal and state level, that would impose new obligations in areas such as privacy, data protection and data breach notifications.  Some of the proposed changes to U.S. law could require that we obtain prior consent before using cookies or other tracking technologies or provide a “do not track” mechanism in certain circumstances. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

We process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy. Our actual or perceived failure to comply with such obligations could harm our business.

We receive, store and process personal information and other user data, including credit card information for certain users. There are numerous federal, state and local laws regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other user data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. It is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to users or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation or negative publicity and could cause our advertisers to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties with whom we work, such as our publishers or our providers of telephony services, violate applicable laws or our policies, such violations may also put our users’ information at risk and could have an adverse effect on our business.

Government regulation of the Internet is evolving, and unfavorable changes could substantially harm our business and operating results.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet. Existing and future laws and regulations may impede the growth in use of the Internet and online services. The application of existing laws to the Internet and online services governing issues such as property ownership, sales and other taxes, libel and personal privacy has not yet been settled. Unfavorable resolution of these issues may substantially harm our business and operating results. Other laws and regulations that have been adopted, or may be adopted in the future, that may affect our business include those covering user privacy, data protection, spyware, “do not email” lists, access to high speed and broadband service, pricing, taxation, tariffs, patents, copyrights, trademarks, trade secrets, export of encryption technology, electronic contracting, click-fraud, acceptable content, search terms, lead generation, behavioral targeting, consumer protection, and quality of products and services. Any changes in regulations or laws that hinder growth of the Internet generally or that decrease the acceptance of the Internet as a communications, commercial and advertising medium could adversely affect our business.

Risks Related to Our Common Stock

Trading in our common stock is limited and the price of our common stock may be subject to substantial volatility.

Our common stock (OTC: SEEK) is quoted on the OTC Pink Current marketplace. We expect our common stock to continue to be quoted on the OTC for the foreseeable future. Broker-dealers may decline to trade in OTC Pink stocks given the market for such securities is often limited, the stocks are more volatile and the risk to investors is greater. These factors may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of their shares. This could cause our stock price to decline.

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Additionally, the price of our common stock may be volatile as a result of a number of factors, including, but not limited to, the following:

•	our ability to retain existing subscribers to TheDirectory network and clients’ continued demand for our products and services;

•	seasonal variations in advertising budgets and media pricing;

•	the rate at which SMBs migrate their advertising spending to online offerings, particularly our online offerings;

•	the timing and level of market acceptance of our new products or services;

•	our ability to successfully manage any future acquisitions of businesses, solutions or technologies; and

•	price and volume fluctuations in the stock market at large which do not relate to our operating performance.

“Penny stock” rules may make buying or selling our securities difficult which may make our stock less liquid and make it harder for investors to buy and sell our securities.

Trading in our securities is subject to the SEC’s “penny stock” rules and it is anticipated that trading in our securities will continue to be subject to the penny stock rules for the foreseeable future. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends our securities to persons other than prior customers and accredited investors must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by these requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.

Our operating results may fluctuate, which could cause our stock price to decrease.

Fluctuations in our operating results may lead to fluctuations, including declines, in our share price. Our operating results and our share price may fluctuate from period to period due to a variety of factors, including:

•	actual and anticipated fluctuations in our quarterly financial and operating results;

•	new or less expensive products and services or new technology introduced or offered by our competitors or by us;

•	the development and commercialization of products or services;

•	delays in establishing new strategic partnerships;

•	costs associated with collaborations and partnerships;

•	introduction of technological innovations or new commercial products by us or our competitors;

•	changes in recommendations of securities analysts or lack of analyst coverage;

•	failure to meet analyst expectations regarding our operating results;

•	additions or departures of key personnel; and

•	general market conditions.

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Variations in the timing of our future revenues and expenses could also cause significant fluctuations in our operating results from period to period and may result in unanticipated earning shortfalls or losses. In addition, companies quoted on the OTC Pink® marketplace, in general, and the market for online local advertising companies, in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies.

If an active, liquid trading market for our common stock does not develop, you may not be able to sell your shares quickly or at or above the price you paid for it.

Although our common stock is quoted on OTC Pink Current marketplace, an active and liquid trading market for our common stock has not yet and may not ever develop or be sustained. You may not be able to sell your shares quickly or at or above the price you paid for our stock if trading in our stock is not active.

Item 2. Financial Information.

Selected Financial Data

As a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act and in Item 10(f)(1) of Regulation S-K, we are electing scaled disclosure reporting obligations and therefore are not required to provide the information requested by this Item.

Management’s Discussion and Analysis or Financial Condition and Results of Operations

Introduction

The following discussion and analysis sets forth certain factors we believe could cause actual results to differ materially from those contemplated by the forward-looking statements and should be read in conjunction with the consolidated financial statements and notes thereto, and other financial information included elsewhere in this Form 10. This report contains forward-looking statements that involve risks and uncertainties. Actual results in future periods may differ materially from those expressed or implied in such forward-looking statements as a result of a number of factors, including, but not limited to, the risks discussed under the heading “Risk Factors” and elsewhere in this Form 10.

Overview

We are an online local search and directory company. We own and operate a network of online local business directories and city guides which provide business listings, directory information, and user generated reviews to consumers who are searching online for services from local businesses.

Our business revolves around two key initiatives: building out our local search platform known as TheDirectory.com, of which we have several member directories including our recent acquisition of the Hyper-Local(TM) City Guide Network, and assisting SMBs acquire, maintain and retain customers using technology and the Internet.

Results of Operations

Sales Revenue

Our revenue for the year ended November 30, 2013 was $780,163, as compared to revenue of $506,026 for the same period in the prior year, and represented an increase of $274,137 or 54%. The increase in sales revenue for 2013 was primarily related to our decision to increase our traffic purchasing program in order to increase the traffic to our network of websites and directories thereby growing the size of our overall business. Additionally, we expanded our online marketing packages to include new technology based products such as local listings management, call tracking and recording and both desktop and mobile focused websites.

Cost of Revenue

Our cost of revenue for the year ended November 30, 2013 increased to $206,969, as compared to cost of revenue of $46,121 for the year ended November 30, 2012 representing an increase of 348%. The increase in cost of revenue is directly related to increased traffic purchases made during the period as we began to ramp up our business.

General& Administrative Expenses

For the year ended November 30, 2013, general and administrative expenses decreased to $176,575, as compared to general and administrative expenses of $225,870 for the same period in the prior year, and represented a decrease of $49,295 or 21.8%. The decrease in general and administrative expenses for 2013 was primarily attributed to our decision to relocate our offices and reduce overhead expenses such as rent, phones and other operating expenses while we recoded and redesigned our flagship directory property.

Sales and Marketing

For the year ended November 30, 2013, sales and marketing expenses decreased to $6,509, as compared to sales and marketing expenses of $12,329 for the same period in the prior year, and represented a decrease of $5,820 or 47.2%. The decrease in sales and marketing expenses for 2013 was primarily attributed to our decision to reduce and control expenses as we spent much of the 2013 period redesigning and recoding our flagship directory property and therefore reduced our sales and marketing related expenditures.

Consulting Fee’s

For the year ended November 30, 2013, consulting fee’s remained relatively flat decreasing to $158,473, as compared to consulting fee’s of $168,824 for the same period in the prior year, and represented a decrease of $10,351 or 6.1%. Consulting fee’s remained relatively stable year over year.

R&D

For the year ended November 30, 2013, research and development fee’s decreased to $11,115, as compared to research and development fee’s of $25,685 for the same period in the prior year, and represented a decrease of $14,570 or 56.7%. The primary reason for the drop in R & D expenses is attributable to our decision to change our programmers and developers.

Amortization of Intangibles

For the year ended November 30, 2013, amortization of intangibles increased to $23,172, as compared to amortization of intangibles costs of $0 for the same period in the prior year. The increase in costs are related to financing fee’s incurred during the period that did not exist in 2012.

Interest Expenses

During the year ended November 30, 2013, our interest expenses increased to $88,197, as compared to interest expenses of $20,421 for the same period in the prior year. The increase in interest expenses for 2013 was directly related to costs incurred as we entered into our $5 million credit facility established in October 2013.

Net Income

During the year ended November 30, 2013, our net income increased $102,377 to $109,153, as compared to net income of $6,776 for the same period in the prior year. The increase in income for 2013 was primarily due to increased sales which occurred as a result of our decision to increase our traffic buying program as well as our ability to control our expenses levels throughout the year.

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Liquidity and Capital Resources

As of November 30, 2013, we had total current assets of $3,335,086, as compared to total current assets of $396,200 for the same period in the prior year, and represented an increase of $2,938,886 or 742%. The increase in total current assets for 2013 is directly related to our acquisition of the Hyper-Local(TM) City Guide Network and the acquisition of its related assets. At November 30, 2013, our total assets consisted of $128,910 in cash; $270,717 in accounts receivable; $1,318 of property and equipment; $1,535 of deposits; $386,817 related to intangible assets; and $2,051,861 related to our Internet domain name portfolio and intangible assets. At November 30, 2012, our total assets consisted of $3,721 in cash; $1,972 in property and equipment; $1,535 in deposits; $83,617 in intellectual property; and $305,355 in our Internet domain name portfolio.

As of November 30, 2013 our total liabilities increased to $3,861,270, as compared to total liabilities of $1,453,037 for the same period in the prior year. At November 30, 2013, our total liabilities consisted of $572,746 in accounts payable and accrued expenses; $1,300,000 related our commercial line of credit; $1,743,500 of notes payable to individuals; and $245,024 of notes payable to related parties. At November 30, 2012, our total liabilities consisted of $570,752 in accounts payable and accrued expenses; $644,500 of notes payable to individuals; and $237,785 of notes payable to related parties.

We will require additional capital to support our business plan which contemplates strategic acquisitions, to reduce our debt and to facilitate our current expansion plans. Effective October 1, 2013, we closed on a $5 million revolving credit financing facility with TCA Global Credit Master Fund. As of November 30, 2013 we still had $3.7 million available under the credit facility. The credit facility may be drawn down, at the investor’s discretion subject to a use of proceeds or other investor defined metric such as Company financial performance. Standard requested draw downs shall not exceed 80% of the repayments made to the investor. We may also need to raise funds through private placements of our equity securities that may involve dilution to our existing stockholders.

Our currently anticipated levels of revenues and cash flow are subject to many uncertainties beyond our control. Even though we have recently become profitable, our cash flow from operations may not be adequate to satisfy our cash requirements required to paying off our outstanding debt under an established revolving credit facility, and thus we may have to raise additional funds. We continue to seek alternative means for financing our debt repayments under our established revolving credit financing facility, and controlling capital expenditures and/or postpone or eliminate certain investments or expenditures.

The inability to obtain additional financing or generate sufficient cash from operations could require us to reduce or eliminate expenditures for acquiring or developing new directories or city guides. Furthermore, if we raise funds through the sale of additional equity securities, the common stock currently outstanding will be diluted.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make judgments and estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Derivative Financial Instruments

We estimate the fair value of our complex derivative financial instruments that are required to be carried as liabilities at fair value pursuant to Statements on Financial Accounting Standards No. 133, “Accounting for Derivative Financial Instruments and Hedging Activities (SFAS 133).”

We do not use derivative financial instruments to hedge exposures to cash-flow, market or foreign-currency risks. However, we frequently enter into certain other financial instruments and contracts, such as debt financing arrangements, preferred stock arrangements and freestanding warrants with features that are either (i) not afforded equity classification, (ii) embody risks not clearly and closely related to host contracts or (iii) may be net-cash settled by the counterparty to a financing transaction. As required by SFAS 133, these instruments are required to be carried as derivative liabilities, at fair value, in our financial statements.

We estimate fair values of derivative financial instruments using various techniques, and combinations thereof, that are considered to be consistent with the objective measuring of fair values. In selecting the appropriate technique(s), we consider, among other factors, the nature of the instrument, the market risks that such instruments embody and the expected means of settlement. For less complex derivative instruments, such as free-standing warrants, we generally use the Black-Scholes option valuation technique, since it embodies all of the requisite assumptions, including trading volatility, estimated terms and risk free rates, necessary to fair value these instruments. For complex derivative instruments, such as embedded conversion options, we generally use the flexible Monte Carlo valuation technique since it embodies all of the requisite assumptions, including credit risk, interest-rate risk and exercise/conversion behaviors, that are necessary to fair value these more complex instruments. For forward contracts that contingently require net-cash settlement as the principal means of settlement, we project and discount future cash flows applying probability-weightage to multiple possible outcomes. Estimating fair values of derivative financial instruments requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. In addition, option-based techniques are highly volatile and sensitive to changes in our trading market price which has high-historical volatility. Since derivative financial instruments are initially and subsequently carried at fair values, our income will reflect the volatility in these estimate and assumption changes.

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Revenue Recognition

We recognize revenue when we sell a listing for one of our directories or city guides. Sales generated from third-party advertisers who list on our network are recognized in the month the revenue is generated.

Accounts Receivable

Accounts receivable consist primarily of trade receivables, net of a valuation allowance for doubtful accounts.

Cash and cash Equivalents

For purposes of the statement of cash flows, we consider all short-term debt securities with maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts, with any resultant gain or loss included in the results of operations. Depreciation is computed over the estimated useful lives of the assets (3-20 years) using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Maintenance and repairs are charged to operations as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Goodwill and Intangible Asset Impairment

Realization of long-lived assets, including goodwill, is periodically assessed by our management. Accordingly, in the event that facts and circumstances indicate that property and equipment, and intangible or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset’s carrying amount to determine if a write-down to market value is necessary. In management's opinion, there was no impairment of such assets at November 30, 2013.

Inventories

As an online local search and directory company, we do not have physical products in our inventory.

Quantitative and Qualitative Disclosures about Market Risk

As a smaller reporting company, as defined by Rule 12b-2 of the Exchange Act and in Item 10(f)(1) of Regulation S-K, we are electing scaled disclosure reporting obligations and therefore are not required to provide the information requested by this Item.

Item 3. Properties.

We currently lease 1,500 square feet of office space in Tampa, Florida, which serves as our principal executive offices. We have plans to expand our operations in 2014 but for the time being, we believe that our office space is adequate for our needs.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following tables set forth certain information related to the beneficial ownership, as of the close of business on January 14, 2014, of our Series A Convertible Preferred Stock and common stock by: (i) all persons that we know who beneficially holds more than 5% of our securities, (ii) all of our directors, (iii) our sole executive officer and (iv) our directors and executive officer as a group. The information on beneficial ownership in the table and footnotes thereto is based upon data furnished to us by, or on behalf of, the persons listed in the table.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all securities that they beneficially own, subject to applicable community property laws.

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Series A Convertible Preferred Stock

Name and address	Nature of beneficial ownership	Amount of beneficial ownership	Percentage of class beneficially owned (2)
Scott Gallagher (1)	President, Chief Executive Officer, acting Chief Financial Officer and Chairman of the Board of Directors	540,000	100%

(1)	The mailing address of Mr. Gallagher is c/o TheDirectory.com, Inc., 15100 Hutchison Rd., Suite 125, Tampa, Florida 33625.

(2)	On January 14, 2014, we had 540,000 shares of Series A Convertible Preferred Stock issued and outstanding.

Common Stock Owned by Directors and Executive Officer

Name and address of beneficial owner (1)	Nature of beneficial ownership	Amount of beneficial ownership	Percentage of class beneficially owned (2)
Scott Gallagher (3)	President, Chief Executive Officer, acting Chief Financial Officer and Chairman of the Board of Directors	0	*
W. Scott McBride (4)	Director	250,000	*
All directors and executive officer as a group (2 persons)		250,000	*

* Percentage of shares beneficially owned does not exceed one percent.

(1)	Unless otherwise stated, the address of each beneficial owner listed on the table is c/o TheDirectory.com, Inc., 15100 Hutchison Rd., Suite 125, Tampa, Florida 33625.

(2)	On January 14, 2014, we had 3,459,840,109 shares of common stock issued and outstanding.

(3)	Mr. Gallagher is our President, Chief Executive Officer, acting Chief Financial Officer, and Chairman of our Board of Directors. Mr. Gallagher does not beneficially own any shares of our common stock. He does, however, hold certain holdings of our preferred stock, and such holdings are disclosed in the table above.

(4)	Mr. McBride is a director of our Company. Mr. McBride beneficially owns 250,000 shares of common stock.

As of January 14, 2014, there are no arrangements among our beneficial owners known to management which may result in a change in control of our Company.

Item 5. Directors and Executive Officers.

Identification of Directors and Executive Officers

Set forth below is certain information with respect to the individuals who are our directors and executive officers as of January 14, 2014.

Name	Age	Position(s) or Office(s) Held
Scott Gallagher	46	President, Chief Executive Officer, acting Chief Financial Officer and Chairman of the Board of Directors
W. Scott McBride	42	Director

Biographies and Qualifications of Our Executive Officer and Directors. The biographies of our executive officer and directors and certain information regarding each individual’s experience, attributes, skills and/or qualifications that led to the conclusion that the individual should be serving as an executive officer and/or director of our Company are as follows:

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Scott Gallagher - President, Chief Executive Officer, acting Chief Financial Officer, and Chairman of the Board of Directors

Scott Gallagher has served as our President, Chief Executive Officer, acting Chief Financial Officer and Chairman of the Board of Directors since January 10, 2008. During his twenty-five year business career, Mr. Gallagher founded several public and privately held companies and was an officer and director of FTS Group, Inc. from 2002 through 2009. Prior to 2001, Mr. Gallagher was the Chief Investment Officer and a general partner with the Avalon Investment Fund, a private hedge fund based in New York City and Philadelphia. Mr. Gallagher previously held SEC licenses series 7, 63 and 24, all of which were retired in good standing. We believe Mr. Gallagher is a valuable member of our Board due to his depth of strategic, transactional, and senior management experience, both during his time with our Company and prior to joining us.

W. Scott McBride - Director

W. Scott McBride was appointed to our Board of Directors on May 5, 2008. He has consulted and assisted in the development of our Company since our pre-revenue development stage, through proof of concept stage, to the present state of the Company as a growing profitable entity. He currently works for a privately held company handling grants. Mr. McBride has served as a director of several public and private companies during his professional career, including serving as a director of FTS Group, Inc., a publicly traded company from 2002 to 2008. He also founded and managed several ventures in a variety of industries successfully. Mr. McBride is currently developing an online news company scheduled for launch in the fall of 2014. He holds a master’s degree from Western University in Colorado. We believe Mr. McBride is a valuable member of our Board due to his depth of operating and strategic experience.

Other Involvement in Certain Legal Proceedings

None of our directors or our executive officer has been involved in any bankruptcy or criminal proceedings, nor have there been any judgments or injunctions brought against any of our directors or executive officer during the last ten years that we consider material to the evaluation of the ability and integrity of any director or executive officer.

Item 6. Executive Compensation.

Executive Compensation

The following table sets forth all compensation for our fiscal years ended November 30, 2013 and 2012 awarded to, earned by, or paid to our Principal Executive Officer, who is our sole executive officer.

Summary Compensation Table for Fiscal Years Ended November 30, 2013 and 2012

Name and Principal Position	Year Ended November 30	Salary ($)	Total ($)
Scott Gallagher President, Chief Executive Officer, acting Chief Financial Officer and Chairman of the Board of Directors (Principal Executive Officer)	2013	75,000	75,000
	2012	75,000 (1)	75,000

(1)	All of the amount of salary represented in the table is considered accrued but unpaid compensation due to Mr. Gallagher for the fiscal year ended November 30, 2012.

Narrative to Summary Compensation Table

Employment Agreement with Mr. Gallagher

On January 10, 2008, we entered into an executive employment agreement with Scott Gallagher, our Chief Executive Officer and Chairman of our Board of Directors. Pursuant to the terms of the employment agreement, we engaged Mr. Gallagher to serve as our Chief Executive Officer and Chairman for a period of two years, subject to earlier termination. We agreed to pay Mr. Gallagher an annual salary of $100,000 and other benefits of a nature consistent with his position. Mr. Gallagher was also eligible for an annual bonus in a minimum amount of twenty five percent (25%) of his annual base salary, based upon the achievement of certain predetermined quantitative and qualitative goals related to the operating performance of our Company as mutually determined and agreed upon by us and Mr. Gallagher and in accordance with our policies and practices. We also agreed to issue Mr. Gallagher 1,500,000 unrestricted shares of our common stock as a signing bonus and to register such shares on a registration statement on Form S-8. Our employment agreement with Mr. Gallagher expired in 2010. Mr. Gallagher is currently an employee-at-will and we pay him an annual salary of $75,000 and other benefits of a nature consistent with his position.

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Outstanding Equity Awards at Fiscal Year-End

There are no unexercised options, stock that has not vested, or equity incentive plan awards for Mr. Gallagher outstanding as of the end of our last completed fiscal year.

Director Compensation

We have no formal or informal arrangements or agreements to compensate our directors for services they provide as our directors. Messrs. McBride and Gallagher did not receive any compensation during the year ended November 30, 2013 for their respective services as members of our Board of Directors.

Item 7. Certain Relationships and Related Transactions.

It is our policy that all employees, officers and directors must avoid any activity that is or has the appearance of conflicting with the interests of our Company. Our Board conducts a review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions relating to executive officers and directors must be approved by the full Board.

Director Independence

Our Board of Directors has made the determination that W. Scott McBride is “independent” as defined under the standards of independence set forth in the NASDAQ Listing Rules and the rules under the Securities Exchange Act of 1934.

Item 8. Legal Proceedings.

We may be involved from time to time in ordinary litigation, negotiation and settlement matters that will not have a material effect on our operations or finances. We are not aware of any pending or threatened litigation against us or our officers and directors in their capacity as such that could have a material impact on our operations or finances.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related

Stockholder Matters.

Market Information

Our common stock (OTC: SEEK) is quoted on OTC Pink® Current marketplace. The following table sets forth the high and low bid prices for our common stock for each quarter during the last two fiscal years as quoted on OTC Pink® Current. Such OTC market quotations reflect inter-dealer prices, without retail markup, markdown or commissions and may not necessarily represent actual transactions.

	High	Low
For the Fiscal Year Ended November 30, 2012
First Quarter Ended 2/29/12	$0.0018	$0.0010
Second Quarter Ended 5/31/12	$0.0017	$0.0008
Third Quarter Ended 8/31/12	$0.0009	$0.0004
Fourth Quarter Ended 11/30/12	$0.0006	$0.0002
For the Fiscal Year Ended November 30, 2013
First Quarter Ended 2/28/13	$0.0004	$0.0001
Second Quarter Ended 5/31/13	$0.0003	$0.0001
Third Quarter Ended 8/31/13	$0.0022	$0.0001
Fourth Quarter Ended 11/30/13	$0.0077	$0.0007
For the Fiscal Year Ending November 30, 2014
First Quarter Ended 2/28/14 (through January 14, 2014)	$0.0075	$0.0001

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Options and Warrants

We have no options or warrants outstanding as of the date of this registration statement.

Securities Eligible for Resale

7,512,315 shares of our common stock are eligible for resale pursuant to Rule 144. We have not agreed to register any shares of our common stock under the Securities Act for sale by any security holders. Future sales of large numbers of shares of our common stock into a limited trading market or the concerns that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it might otherwise be. If an active, stable and sustained trading market does not develop, the market price for our shares will decline and such declines are likely to be permanent.

Holders

As of January 14, 2014, we had approximately 642 holders of record of our common stock. Holders of record include nominees who may hold shares on behalf of multiple owners.

Dividends

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. At present, we intend to retain our earnings, if any, to finance research and development and expansion of our business.

Securities Authorized for Issuance under Equity Compensation Plans

As of November 30, 2013, we do not have an active equity compensation plan.

Item 10. Recent Sales of Unregistered Securities.

On November 29, 2010, we issued 150,000,000 shares of common stock to an institutional investor related to the conversion of $20,000 of interest on debt at a price of $0.00013 per share.

On December 1, 2010, we issued 150,000,000 shares of common stock to an institutional investor related to the conversion of $20,545 of debt at a price of $0.00013 per share.

On January 11, 2011, we issued 166,666,667 shares of common stock to an institutional investor related to the conversion of $20,455 of debt at a price of $0.00012 per share.

On June 29, 2011, we issued 200,000,000 shares of common stock to an institutional investor related to the conversion of $50,000 of debt at a price of $0.00025 per share.

On February 8, 2012, we issued 19,444,500 shares of common stock to an institutional investor related to the conversion of $4,016 of debt at a price of $0.0002 per share.

On March 5, 2012, we issued 38,888,833 shares of common stock to an institutional investor related to the conversion of $8,033 of debt at a price of $0.0002 per share.

On April 9, 2012, we issued 37,500,000 shares of common stock to an institutional investor related to the conversion of $7,746 of debt at a price of $0.0002 per share.

On May 7, 2012, we issued 37,500,000 shares of common stock to an institutional investor related to the conversion of $7,746 of debt at a price of $0.0002 per share.

On May 23, 2012, we issued 2,222,222 shares of common stock to an institutional investor related to the conversion of $459 of debt at a price of $0.0002 per share.

On August 1, 2012, we issued 50,000,000 shares of common stock to an institutional investor related to the conversion of $10,000 of debt at a price of $0.0002 per share.

On November 30, 2012, we issued 100,000,000 shares of common stock to an institutional investor related to the conversion of $20,000 of debt at a price of $0.0002 per share.

On January 7, 2013, we issued 100,000,000 shares of common stock to an institutional investor related to the conversion of $5,000 of debt at a price of $0.00005 per share.

On February 21, 2013, we issued 40,000,000 shares of common stock to an institutional investor related to the conversion of $2,000 of debt at a price of $0.00005 per share.

On July 29, 2013, we issued 125,000,000 shares of common stock to an institutional investor related to the conversion of $12,500 of debt at a price of $0.0001 per share.

On August 2, 2013, we issued 100,000,000 shares of common stock to an institutional investor related to the conversion of $35,000 of debt at a price of $0.00035 per share.

On October 4, 2013, we issued 140,000,000 shares of common stock to an institutional investor related to the conversion of $67,000 of debt at a price of $0.00047 per share.

On October 29, 2013, we issued 90,909,090 shares of common stock to an institutional investor related to the conversion of $100,000 of debt at a price of $0.0011 per share.

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Item 11. Description of Registrant’s Securities to be Registered.

General

On December 10, 2013, our Board, acting upon shareholder approval, approved an amendment to our authorized capital stock, such that the total number of shares of authorized capital stock we have the authority to issue is six billion, one million, two hundred thousand (6,001,200,000) shares, consisting of six billion (6,000,000,000) shares of common stock, $0.001 par value per share, and one million, two hundred thousand (1,200,000) shares of preferred stock, $0.001 par value per share. The amendment was filed with the State of Utah on December 11, 2013. The following description of our capital stock and provisions of our Amended and Restated Articles of Incorporation, as amended, and our Bylaws, is only a summary. You should also refer to our Amended and Restated Articles of Incorporation, as amended, a copy of which is incorporated by reference as an exhibit to the registration statement, and our Bylaws, a copy of which is incorporated by reference as an exhibit to the registration statement.

Common Stock

We are authorized to issue up to a total of six billion (6,000,000,000) shares of common stock, par value $0.001 per share. The shares of common stock are non-assessable, without preemption rights, and do not carry cumulative voting rights. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock are entitled to receive dividends if, as and when declared by our Board of Directors.

Preferred Stock

We are authorized to issue up to a total of one million, two hundred thousand (1,200,000) shares of preferred stock, par value $0.001 per share, without stockholder approval. Our Board of Directors has the authority, without action by our stockholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

Series A Convertible Preferred Stock

On March 30, 2011, our Board approved the creation of 270,000 shares of Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time after one year from the date of issuance into a number of fully paid and non-assessable shares of our common stock. For each share of Series A Convertible Preferred Stock, the holder will receive 10,000 shares of common stock upon conversion.

On December 1, 2013, our Board approved the creation of an additional 270,000 shares of Series A Convertible Preferred Stock as additional compensation for liabilities secured personally by our Chief Executive Officer relating to our October financing and acquisition. Each share of Series A Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time after one year from the date of issuance into a number of fully paid and non-assessable shares of our common stock. For each share of Series A Convertible Preferred Stock, the holder will receive 10,000 shares of common stock upon conversion.

Item 12. Indemnification of Directors and Officers.

Section 16-10a-902 of the Utah Revised Business Corporation Act provides that a corporation may indemnify a director if: (a) his conduct was in good faith; (b) he reasonably believed that his conduct was in, or not opposed to, the corporation’s best interests; and (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful as long as the director is not adjudged liable to the corporation or the director is adjudged liable on the basis that he derived an improper personal benefit.

Section 16-10a-907 of the Utah Revised Business Corporation Act further provides that a corporation may: (a) indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and (b) also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

Our Amended and Restated Articles of Incorporation, as amended, authorize us to indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to become a director or officer of our Company or is serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise or by reason of actions alleged to have been taken or omitted in such capacity or in any other capacity while serving as a director or officer to the fullest extent authorized or permitted by applicable law.

We may not indemnify a director or officer or advance expenses under our Amended and Restated Articles of Incorporation, as amended, unless authorized and a determination has been made in the specific case that indemnification is permissible in the circumstances because the director or officer has met the applicable standard of conduct set forth in the Utah Revised Business Corporation Act. Under our Amended and Restated Articles of Incorporation, as amended, we may pay for certain expenses incurred by a director or officer of our Company who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, as they are incurred and in advance of the final disposition of the action, suit, or proceeding provided the individual furnishes us with (i) a written affirmation by or on behalf of the director or officer of his good faith belief that he has met the applicable standard of conduct for indemnification, and (ii) an undertaking by or on behalf of the director or officer to repay all amounts so advanced in the event that it is ultimately determined by a final decision, order or decree of a court of competent jurisdiction that the director or officer is not entitled to be indemnified for such expenses.

We are not obligated, however, to reimburse the amount of any settlement unless we have agreed to such settlement. If any person shall unreasonably fail to enter into a settlement of any action, suit or proceeding, offered or assented to by the opposing party or parties and which is acceptable to us, then, notwithstanding any other provision of our Amended and Restated Articles of Incorporation, as amended, our indemnification obligation in connection with such action, suit or proceeding shall be limited to the total of the amount at which settlement could have been made and the expenses incurred by such person prior to the time the settlement could reasonably have been effected.

Under our Amended and Restated Articles of Incorporation, as amended, we may also maintain insurance, at our expense, to protect ourselves and any director, officer, employee or agent of our Company or another corporation, partnership, joint venture, trust or other enterprise against any loss, liability or expense, whether or not we would have the power to indemnify such person against such loss, liability or expense under the Utah Revised Business Corporation Act.

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  Item 13. Financial Statements and Supplementary Data.

FINANCIAL STATEMENTS

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2451 N. McMullen Booth Road

Suite.308

Clearwater, FL 33759

Toll fee: 855.334.0934

Fax: 800.581.1908

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

TheDirectory.com

We have audited the accompanying balance sheets of TheDirectory.com as of November 30, 2013 and 2012, and the related statement of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TheDirectory.com as of November 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Date: January 27, 2014	DKM Certified Public Accountants
	By	/s/ DKM Certified Public Accountants
Clearwater, Florida

F-1

TheDirectory.com, Inc.
Balance Sheets
November 30, 2013 and 2012

	2013	2012
Assets
Current assets
Cash and cash equivalents	$128,910	$3,721
Accounts receivable	270,717	—

Total Current Assets	399,627	3,721

Property and Equipment, Net	1,318	1,972

Other Assets
Amortizable Intangible Assets, net	393,928	—
Nonamortizable Intangible Assets	2,538,678	388,972
Deposits	1,535	1,535

Total Other Assets	2,934,141	390,507

Total Assets	$3,335,086	$396,200

Liabilities and Stockholders' Equity (Deficit)

Accounts payable and accrued expenses	$572,746	$570,752
Commercial line of credit	1,300,000	—
Notes payable to individuals-current portion	1,593,367	872,617
Notes payable to related parties	65,157	9,668

Total current Liabilities	3,531,270	1,453,037

Long-Term Debt-Net of Current portion	330,000	—

Total liabilities	3,861,270	1,453,037

Stockholders' equity:
Preferred stock, 1,200,000 share authorized, $.001 par value, 270,000
shares issued and outstanding at November 30, 2013 and 2012	270	270
Common stock 3,500,000,000 shares authorized, $.001
par value, 3,450,749,199 and 2,707,521,297 shares issued
and outstanding at November 30, 2013 and 2012	3,450,750	2,707,522
Additional paid in capital	4,423,398	4,745,126
Accumulated deficit	(8,400,602)	(8,509,755)

Total stockholders' equity (deficit)	(526,184)	(1,056,837)

Total Liabilities and stockholders' equity (deficit)	$3,335,086	$396,200

F-2

TheDirectory.com, Inc.
Statements of Operations
For The Years Ended November 30, 2013 and 2012

	2013	2012

REVENUES	$780,163	$506,026

OPERATING EXPENSES:
Cost of revenues	206,969	46,121
Sales and marketing	6,509	12,329
Consulting fees	158,473	168,824
General and administrative	176,575	225,870
Research and development	11,115	25,685
Amortization of intangibles	23,172	—

Total operating expenses	582,813	478,829

Income (Loss) from operations	197,350	27,197

OTHER INCOME (EXPENSE)
Interest expense	(88,197)	(20,421)

NET INCOME (LOSS)	$109,153	$6,776

Basic weighted average number of shares outstanding	2,937,485,412	2,642,317,428

Basic Earnings per share	$—	$—

Diluted weighted average number of shares outstanding	$5,637,485,412	$5,342,317,428

Diluted earnings per share	$—	$—

F-3

TheDirectory.com, Inc.
Statements of Cash Flows
For The Years Ended November 30, 2013 and 2012

	2013	2012
Cash flows from operating activities:
Net income (loss)	$109,153	$6,776
Adjustments to reconcile net income (loss) to net cash
from operating activities:
Depreciation and amortization	23,825	563
Change in operating assets and liabilities:
Accounts receivable	(270,717)	—
Accounts payable and accrued expenses	73,121	154,341

Total cash flows from operating activities	(64,618)	161,680

Cash flows from investing activities:
Purchase of domain names	—	(5,461)

Total cash flows from investing activities	—	(5,461)

Cash flows from financing activities:
Financing fees paid	(87,400)	—
Proceeds from line of credit	170,300	—
Repayment to DataBase Holdings	—	(30,617)
Advances from (repayments to) individuals, net	82,250	(10,609)
Advances from (repayments to) related parties, net	24,657	(116,720)

Total cash flows from financing activities	189,807	(157,946)

Increase (decrease in) cash and cash equivalents	125,189	(1,727)

Cash and cash equivalents, beginning of period	3,721	5,448

Cash and cash equivalents, end of period	$128,910	$3,721

NONCASH INVESTING AND FINANCING ACTIVITIES:

Purchase of assets
Domain names and intangibles	$2,150,000

Line of Credit	(1,000,000)
Acquisition note	(1,150,000)

Cash paid	$—

SUPPLEMENTAL INFORMATION:

Income taxes paid	$—	$—
Interest expense paid	$48,197	$20,421

F-4

TheDirectory.com, Inc.
Statements of Stockholders' Equity
For The Years Ended November 30, 2013 and 2012

	Preferred Stock	Common Stock	Additional	Accumulated	Paid-In
	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance November 30, 2011	270,000	$270	2,486,624,262	$2,486,625	$4,908,023	$(8,516,531)	$(1,121,613)

Stock issued for debt and interest	—	—	220,897,035	220,897	(162,897)	—	58,000

Net income for the year ended
November 30, 2012	—	—	—	—	—	6,776	6,776

Balance November 30, 2012	270,000	$270	2,707,521,297	$2,707,522	$4,745,126	$(8,509,755)	$(1,056,837)

Stock issued for debt and interest	—		589,909,090	589,909	(368,409)	—	221,500

Stock issued for financing fees	—		153,318,812	153,319	46,681	—	200,000

Net income for the year ended
November 30, 2013	—	—	—	—	—	109,153	109,153

Balance November 30, 2013	270,000	$270	3,450,749,199	$3,450,750	$4,423,398	$(8,400,602)	$(526,184)

F-5

TheDirectory.com, Inc.

Notes to Financial Statements

Note 1 - Background and Summary of Significant Accounting Policies

The Company

TheDirectory.com, Inc. (the “Company”), incorporated under the laws of the State of Utah in June 1983 as Teal Eye, Inc. Subsequently, in 1984, the Company then merged with Terzon Corporation and changed its name to Terzon Corporation. In September 1984, the Company changed its name to Candy Stripers Corporation, Inc. In 1986, the Company ceased the candy manufacturing operations and filed for Chapter 11 bankruptcy protection. After emerging from bankruptcy in 1993, the Company remained dormant until it changed its name to Piedmont, Inc. on January 6, 1998. On May 31, 2003, the Company changed its name to US Biodefense, Inc.

Effective January 10, 2008, the Company experienced a change in control as the result of a series of transactions. Effective on that date, the Company executed an employment agreement with Scott Gallagher pursuant to which he was appointed the Company’s Chief Executive Officer and Chairman of the Company’s Board of Directors, positions which he still holds today. Simultaneously, the former Chairman, David Chin, resigned as an officer and director of the Company, leaving Mr. Gallagher as the Company’s sole director. As a result of these transactions, Mr. Gallagher assumed control of the Company.

On April 4, 2008, the Company acquired 100% of the assets of Elysium Internet, Inc., a direct navigation Internet media company, in exchange for stock and a $1,500,000 promissory note to FTS Group, Inc. In 2008, the Company filed an Amended and Restated Articles of Incorporation, and effective July 28, 2008, changed its name to Elysium Internet, Inc. In May 2011, the Company changed its name to TheDirectory.com, Inc. which it believes more accurately reflects the Company’s current business operations.

The Company’s principal executive offices are located at 15100 Hutchison Rd., Suite 125, Tampa, Florida 33625. The Company’s shares are quoted on the OTC Pink Current marketplace under the ticker symbol, “SEEK.”

Control By Principal Shareholder

The Chief Executive Officer of the Company owns, beneficially and in the aggregate, the majority of the voting power of the outstanding shares of the capital stock of the Company. Accordingly, the Chief Executive Officer has the ability to control the approval of most corporate actions, including increasing the authorized capital stock of the Company and the dissolution, merger or sale of the Company's assets or business.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company had net income for the year ended November 30, 2013 and 2012 of $109,153 and $6,776, respectively. The Company had an accumulated deficit of $8,400,602 and $8,509,755 at November 30, 2013 and 2012, respectively. While the Company has generated positive net income for its fiscal 2013 and 2012 periods, the net income for 2012 was just above break-even. In order to further to effect its business plan and pay down its debt, the Company will need to increase sales and customer levels which will require further investment. In addition, the Company’s business model contemplates future acquisitions, which will likely require the Company to obtain additional funding. These plans, in addition to the current economic conditions, raise substantial doubt as to the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence.

Management intends to raise financing through issuances of its common stock or other means and interests that it deems necessary. Additionally, management intends to acquire or develop business and business assets related to its “Build, Buy or Partner” business model.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F-6

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, prepaid expenses, accounts payable and deferred revenues, the carrying amounts approximate fair value due to their short maturities.

Leases

The Company leases office facilities under agreements accounted for as operating leases. For leases that contain escalation or rent concessions provisions, management recognizes rent expense during the lease term on a straight-line basis over the term of the lease. The difference between rent paid and straight-line rent expense is recorded as a deferred rent liability in the accompanying consolidated balance sheets.

Revenue Recognition

The Company recognizes revenue when the following conditions have been met: (a) the service or product a customer has subscribed to has been provided to the customer; (b) the amount of fees to be paid by the customer is fixed or determinable; and (c) the collection of our fees is probable.

The Company generates revenue when it is realizable and earned, as evidenced by clicks generated through our network of Internet properties or when a subscriber pays for an online marketing package and the fulfillment of the subscription obligations have been satisfied. The Company’s contracts and agreements are short term and do not contain multiple elements and can be cancelled at anytime.

Concentration of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents.

The Company maintains its cash in well-known banks selected based upon management's assessment of the bank's financial stability. Balances may periodically exceed the $100,000 federal depository insurance limit; however, the Company has not experienced any losses on deposits. The Company extends credit to its customers based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required.

Cash Equivalents

For purposes of reporting cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalent.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of personnel and related expenses for selling and marketing staff, including salaries, consulting fee’s and wages, commissions and other variable compensation, benefits, bonuses and stock-based compensation; travel and business costs; training, recruitment, marketing and promotional events; advertising; other brand building and product marketing expenses; and occupancy, technology and other direct overhead costs.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related expenses for executive, legal, finance, human resources and corporate communications, including wages, benefits, bonuses and stock-based compensation, professional fees, insurance premiums and other expenses, including occupancy, technology and other direct overhead, public company costs and other corporate expenses.

Advertising Expenses

The Company expenses advertising as incurred. For the years ended November 30, 2013 and 2012, advertising expenses were $213,478 and $58,450, respectively, and such expenses are included under general and administrative expenses.

F-7

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 10 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in results of operations.

The Company will periodically evaluate whether events and circumstances have occurred that may warrant revision of the estimated useful lives of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Income Taxes

The Company records income taxes using the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company records tax benefits for income tax positions only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. Management considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may differ from actual outcomes. The Company follows a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company’s policy is to recognize interest and penalties related to tax in income tax expense.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and potential dilutive shares outstanding during the period, to the extent such shares are dilutive. Potential dilutive shares are composed of incremental common shares issuable upon the exercise of stock options, warrants and unvested restricted shares using the treasury stock method and convertible preferred stock under the if-converted method, where such conversions are dilutive.

Note 2 - Marketable Securities Available For Sale

The Company has adopted SFAS 130 as required by the Financial Accounting Standards Board. SFAS 130 requires that securities that are available for sale be presented at market value on the balance sheet date. Unrealized gains and losses are recognized as a separate component of stockholders' equity. The specific identification method is used in calculating realized gains and losses. SFAS 130 also requires a statement of comprehensive income which adjusts net income for the unrealized activity. At November 30, 2013 and 2012, the Company held no such investments.

Note 3 - Property and Equipment

Property and equipment consisted of the following at November 30, 2013 and 2012:

	2013	2012
Furniture and fixtures (at cost)	$8,467	$8,467
Accumulated depreciation	7,149	6,495
Net	$1,314	$1,972

Note 4 - Comprehensive Income

Accounting principles generally require that recognized revenues, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects for the years ended November 30, 2013 and 2012 are zero.

F-8

Note 5 - Income Taxes

The income tax provision reflected in the statement of operations consists of the following components for the years ended November 30, 2013 and 2012:

	2013	2012
Current Tax Provision	$26,000	$1,000-
Application of net operating losses	(26,000)	(1,000)
Total Tax (Benefit) Provision	$-	$-

Deferred income taxes are the result of timing differences between book and tax basis of certain assets and liabilities, timing of income and expense recognition of certain items and net operating loss carry-forwards.

The Company assesses temporary differences resulting from different treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in our balance sheets. The Company evaluates the realizability of its deferred tax assets and assesses the need for a valuation allowance on an ongoing basis. In evaluating its deferred tax assets, the Company considers whether it is more likely than not that the deferred income tax assets will be realized. The ultimate realization of deferred tax assets depends upon generating sufficient future taxable income prior to the expiration of the tax attributes.  In assessing the need for a valuation allowance the Company must project future levels of taxable income. This assessment requires significant judgment. The Company examined the evidence related to a recent history of tax losses, the economic conditions in which it operates recent organizational changes, its forecasts and projections.

At November 30, 2013 and 2012 the Company had deferred tax assets for net operating losses offset by a 100% valuation allowance. For the years ended November 30, 2013 and 2012, a portion of the net operating losses were utilized. Under the Internal Revenue Code of 1986, as amended, these losses can be carried forward up to twenty years.   As of November 30, 2013 the Company has net operating loss carry forwards in the amount of $780,000 which expire in 2030.

The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ending November 30, 2010 through 2013. The Company state income tax returns are open to audit under the statute of limitations for the years ending November 30, 2010 through 2013.

The Company recognizes interest and penalties related to income taxes in income tax expense. The Company had incurred no penalties and interest for the years ended November 30, 2012 and 2013.

Note 6 - Intangible Assets

We classify Intangible Assets within Other Assets on the balance sheets. Intangible Assets consisted of the following as of November 30, 2013 and 2012:

Amortizable
	November 30, 2013
		Accumulated
	Gross	Amortization	Net
Financing fees	$417,100	$23,172	$393,928

Nonamortizable
	November 30,		November 30,
	2013		2012
Internet Domain Portfolio	$2,051,861		$305,355
Intellectual Property*	386,817		83,617
Trademarks	100,000		—
	$2,538,678		$388,972

*Intellectual Assets are digital assets owned by the Company that relate to the creation and operations of websites and directories.

F-9

Note 7 - Earnings per Share

Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the period.

TheDirectory.com had convertible preferred stock issued and outstanding during the entire year ended November 30, 2013 and 2012. The preferred stock has a $0.001 par value with each share convertible into 10,000 shares of common stock. There were 270,000 shares of the convertible preferred stock issued and outstanding at November 30, 2013 and 2012 convertible into 2,700,000,000 shares of common stock. Since these shares are potentially dilutive, they are included in the calculation of fully diluted earnings per share.

Note 8 - Contracts

In November 2011, the Company entered into a contract to purchase selected assets from Database Holdings Group, LLC and its owners, Tom and Gus Skarlis. Such assets included the domain name BuisnessList.com. In July 2012, Mr. Skarlis breached the terms of the contract. After settlement negotiations failed, the Company filed a case with the American Arbitration Association (AAA) pursuant to the terms of the contract. After the case was heard in May 2012, the arbitrator agreed with the Company and determined that Mr. Skarlis had in fact breached the contract in several areas. The Company was not awarded any compensation but kept certain IP assets (Not including the domain name businesslist.com). The Company has accounted for the acquired intellectual property investment as an intangible asset in its financial statements.

Note 9 - Asset Acquisition

On October 1, 2013, the Company agreed to acquire selected assets from two privately held companies; Lets See What Sticks, LLC a Kentucky Corporation and CMS Domains, LLC a Nevada Corporation for a total purchase price of $2,150,000. The Company also closed a $5 Million credit facility with an institutional investor whereby the company raised a total of $1.3 Million to be used to close the asset purchase. The Company paid the seller $1 Million via wire transfer at closing. The seller issued to the buyer a promissory note in the amount of $1,150,000 payable over 24 month from the closing date. The company agreed to make monthly payments in the amount of $45,000 for the first 12 months post-closing then an additional 12 monthly payments of $30,000 beginning on November 1st, 2014. Additionally the company agreed to make a balloon payment in the amount of $250,000 prior to October 1st, 2014.

Pursuant to the accounting guidance in ASC 805-10, the Company determined that the asset purchase did not meet the criteria necessary to constitute a business combination and was therefore accounted for as an asset purchase.

Note 10 - Revolving Credit Facility

Effective October 1, 2013, the Company closed a $5 million revolving credit financing facility with TCA Global Credit Master Fund, TCA. The initial draw down on the line of credit was $1.3 million, and after fees, the Company netted approximately $1.1 million. The Company used the funds from the credit financing facility to complete its October 2013 acquisition. Going forward, the Company has access to approximately $3.7 million under the terms and conditions of the credit financing facility.

Note 11- Notes Payable

On October 1st, 2013 the Company entered into a promissory note agreement with CMS Domains worth $1,150,000 relating to an asset purchase. The terms of the note call for the Company to pay CMS domains $45,000 per month for a total of 12 months beginning on November 1st, 2014, 12 monthly payments in the amount of $30,000 per month beginning on November 1st, 2014. Additionally the company agreed to make a $250,000 balloon payment by October 1st, 2014. The Company is current with this note.

As of November 30, 2013 the Company had additional outstanding notes payable to individuals of $818,367 as follows:

Note to individual in the amount of $434,500 due January 1, 2012. Company has received an extension through December 31st, 2014

Note to individual in the amount of $229,867 due January 1,2014

F-10

Note to individual in the amount of 154,000 due January 1, 2012 Company is negotiating with holders.

The CMS note is related to an asset purchase, the other notes generated proceeds that were used to pay expenses related to the development of the Company.

Note 12 - Subsequent Events

On December 10, 2013, the Company’s Board of Directors, acting upon shareholder approval, approved an amendment to the Company’s authorized capital stock, such that the total number of shares of authorized capital stock the Company has the ability to issue is six billion, one million, two hundred thousand (6,001,200,000) shares, consisting of six billion (6,000,000,000) shares of common stock, $0.001 par value per share, and one million, one hundred thousand (1,200,000) shares of preferred stock, $0.001 par value per share. The amendment was filed with the State of Utah on December 11, 2013. The Board proposed such amendment to the shareholder due to several factors, including primarily the need to stay in full compliance with the terms of its revolving credit financing facility.

On December 1, 2013, our Board approved the creation of 270,000 shares of Series A Convertible Preferred Stock as additional compensation relating to personal guarantees entered into by our Chief Executive Officer in order to close our October 2013 financing and acquisition. Each share of Series A Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time after one year from the date of issuance into a number of fully paid and non-assessable shares of our common stock. For each share of Series A Convertible Preferred Stock, the holder will receive 10,000 shares of common shares upon conversion.

Note 13 - Going Concern

While the Company generated operating profits during 2013 of $109,153 and $6,776 during 2012. The Company has historically incurred operating losses and had an accumulated deficit of $8,400,602 as of the period ending November 30, 2013. In addition, the Company historically has not generated enough revenue to cover its expenses. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence: expand its top line sales level with the launch of its new local search platform, increase margins and profit levels by creating and leveraging new and existing partnerships, increasing national advertisers on its sites, raise funds through the issuance of its common or preferred stock, debt instruments, short term loans or other means that it deems necessary; and acquire or develop business and business assets related to its comprehensive acquisition strategy.

F-11

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There have been no disagreements with our independent registered public accounting firm in regards to accounting and financial disclosure.

Item 15. Financial Statements and Exhibits.

Exhibit	Description

3.1.	Articles of Incorporation, filed June 29, 1983 (included as Exhibit 3.1 to the Form 10SB12G filed September 1, 2000, and incorporated herein by reference).

3.2	Articles of Amendment to the Articles of Incorporation, filed July 17, 1984 (included as Exhibit 3.2 to the Form 10SB12G filed September 1, 2000, and incorporated herein by reference).

3.3	Articles of Amendment to the Articles of Incorporation, filed September 17, 1984 (included as Exhibit 3.3 to the Form 10SB12G filed September 1, 2000, and incorporated herein by reference).

3.4	Amended and Restated Articles of Incorporation, filed December 30, 1997 (included as Exhibit 3.4 to the Form 10SB12G filed September 1, 2000, and incorporated herein by reference).

3.5	Certificate of Amendment to the Amended and Restated Articles of Incorporation, filed May 13, 2003 (included as Exhibit 3 to the Form 10-QSB filed July 15, 2003, and incorporated herein by reference).

3.6	Amended and Restated Articles of Incorporation, filed July 11, 2008 (filed herewith).

3.7	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed June 22, 2010 (filed herewith)

3.8	Articles of Amendment to the Amended and Restated Articles of Incorporation, filed April 13, 2011 (filed herewith).

3.9	Articles of Amendment to the Amended and Restated Articles of Incorporation, dated May 19, 2011 (filed herewith).

3.1	Articles of Amendment to the Amended and Restated Articles of Incorporation, effective December 10, 2013, dated December 11, 2013 (filed herewith).

3.11	Bylaws (included as Exhibit 3.5 to the Form 10SB12G filed September 1, 2000, and incorporated herein by reference).

4.1	Certificate of Designation of Series A Convertible Preferred Stock, filed with the State of Utah Department of Commerce on April 13, 2011 (included in Exhibit 3.8 filed herewith).

10.1	Executive Employment Agreement between the Company and Scott Gallagher, dated January 10, 2008 (included as Exhibit 10.1 to the Form 8-K filed January 10, 2008, and incorporated herein by reference).

10.2	Agreement for Purchase and Sale of Stock between the Company and Scott Gallagher, dated January 10, 2008 (included as Exhibit 10.2 to the Form 8-K filed January 10, 2008, and incorporated herein by reference).

10.3	Agreement for Purchase and Sale of Stock between the Company and 221 Fund, LLC, dated January 10, 2008 (included as Exhibit 10.3 to the Form 8-K filed January 10, 2008, and incorporated herein by reference).

10.4	Asset Purchase Agreement between the Company and FTS Group, Inc., dated March 19, 2008 (included as Exhibit 10.1 to the Form 8-K filed April 10, 2008, and incorporated herein by reference).

10.5	Promissory Note between due January 3, 2010, issued by the Company to FTS Group, Inc. (included as Exhibit 10.2 to the Form 8-K filed April 10, 2008, and incorporated herein by reference).

10.6	Credit facility with TCA Global Master Fund (filed herewith)

23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).

Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

25

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2014	THEDIRECTORY.COM, INC.
	By	/s/ Scott Gallagher
Name: Scott Gallagher Title: Chief Executive Officer and acting Chief Financial Officer

26